UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         Dated as of September 23, 2003



                                   NETIA S.A.
 -------------------------------------------------------------------------------
                (Translation of registrant's name into English)



                                 UL. POLECZKI 13
                              02-822 WARSAW, POLAND
 -------------------------------------------------------------------------------
                    (Address of principal executive office)




[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|



                                    - more -

                                EXPLANATORY NOTE

Attached are the following items:

1. Press Release dated August 25, 2003.

2. Press Release dated August 28, 2003.

3. Press Release dated August 29, 2003.

4. Press Release dated September 2, 2003.

5. Press Release dated September 8, 2003.

6. Press Release dated September 15, 2003.

7. Press Release issued only in Poland on August 26, 2003.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                           Contact:   Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350

ACQUISITION OF SHARES AND SUBSCRIPTION WARRANTS OF NETIA S.A.
-------------------------------------------------------------

WARSAW, Poland - August 25, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that its management board was informed by Polish Enterprise Fund IV, L.P. (the "Shareholder") that as of August 25, 2003 the Shareholder held:

(a) 9,012,520 shares of Netia, and

(b) 18,520,889 subscription warrants, entitling the Shareholder to acquire Netia's series J shares.

The Shareholder informed Netia that upon conversion of all of its subscription warrants into series J shares, all Netia's shares held by the Shareholder will give right to approximately 6.73% of the total number of votes at the general meeting of shareholders and will represent approximately 6.73% of Netia's outstanding share capital, assuming that all subscription warrants issued by Netia are exercised and exchanged for 64,848,442 series J shares.

The number of Netia's subscription warrants set forth above includes 7,220,889 subscription warrants divided into 3,610,445 two-year subscription warrants and 3,610,444 three-year subscription warrants acquired by the Shareholder on August 21, 2003.

In addition, Netia was informed by TeliaSonera AB that on August 21, 2003, TeliaSonera AB sold 3,610,445 two-year subscription warrants and 3,610,444 three-year subscription warrants of Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                        Contact:    Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350

NETIA ANNOUNCES HEADCOUNT REDUCTION
-----------------------------------

WARSAW, Poland - August 28, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it informed the Local Employment Office in Warsaw of its plan to reduce its headcount by up to 300 employees countrywide by March 31, 2004.

The planned headcount reduction is a part of the ongoing process of Netia's reorganization, focused on simplifying its organizational structure and internal processes and aimed at a continuous effort to increase Netia's competitiveness through, among others, cost optimization.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                          Contact:    Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      -or-
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44(0)20-7936-0400
                                                      -or-
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      +1-212-889-4350

CHANGES IN OWNERSHIP OF NETIA'S SHARES BY MAJOR SHAREHOLDER
-----------------------------------------------------------

WARSAW, Poland - August 29, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced that it was informed by Montpelier Asset Management Ltd (the "Shareholder") that as of August 29, 2003, the Shareholder and its subsidiaries jointly held:

(c) 20,501,503 shares of Netia, and

(d) 5,577,925 subscription warrants, entitling the Shareholder to acquire Netia's series J shares.

In addition, Nicholas Cournoyer, Managing Director of Montpelier Asset Management Ltd and the Chairman of Netia's supervisory board, owned 3,000 shares of Netia as of August 29, 2003.

The Shareholder informed Netia that upon conversion of all of its subscription warrants into series J shares, all Netia shares held by the Shareholder will give right to approximately 7.45% of the total number of votes at the general meeting of shareholders and will represent approximately 7.45% of Netia's outstanding share capital.

Previously, as of June 30, 2003, the Shareholder and its subsidiaries jointly held 33,972,573 Netia shares, representing approximately 9.87% of Netia's then outstanding share capital and 9.87% of the total voting power at Netia's general meeting of shareholders. In addition, Nicholas Cournoyer, Managing Director of Montpelier Asset Management Ltd and the Chairman of Netia's supervisory board, owned 3,000 shares of Netia as of June 30, 2003.

20,501,503 Netia shares held by the Shareholder and its subsidiaries include, among others, 15,178,150 Netia shares held by Consulta Emerging Markets Debt Fund Ltd ("Consulta"), a subsidiary of Montpelier Asset Management Ltd. 15,178,150 Netia shares held as of August 29, 2003 by Consulta give right to approximately 4.41% of the total number of votes at the general meeting of shareholders and represent approximately 4.41% of Netia's outstanding share capital (without taking into account any subscription warrants held by the Shareholder and its subsidiaries). In accordance with information delivered to Netia by the Shareholder, Consulta sold in total 5,773,285 Netia's shares between August 14, 2003 and August 28, 2003. Previously, as of June 30, 2003, Consulta held 20,951,435 Netia shares representing approximately 6.09% of Netia's then outstanding share capital and 6.09% of the total voting power at Netia's general meeting of shareholders.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:    Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350

CORRECTION: CHANGES IN OWNERSHIP OF NETIA'S SHARES BY MAJOR SHAREHOLDER
-----------------------------------------------------------------------

WARSAW, Poland - September 2, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services, today announced the following correction of information on ownership of Netia's shares by funds managed and advised by Montpelier Asset Management Ltd (the "Shareholder") based on information submitted to Netia on September 1 and September 2, 2003 by the Shareholder.

Netia was informed that as of September 1, 2003 the Shareholder and funds managed and advised by the Shareholder jointly held:

(e) 21,154,135 shares of Netia, and

(f) 5,577,925 subscription warrants, entitling the Shareholder to acquire Netia's series J shares.

In addition to 3,000 shares of Netia previously held by Nicholas Cournoyer, Managing Director of Montpelier Asset Management Ltd and the Chairman of Netia's supervisory board, Nicholas Cournoyer also owned as of September 2, 2003, 6,000 subscription warrants, entitling him to acquire Netia's series J shares.

The Shareholder informed Netia that upon conversion of all of its subscription warrants into series J shares, all Netia shares held by the Shareholder will give right to approximately 7.64% of the total number of votes at the general meeting of shareholders and will represent approximately 7.64% of Netia's outstanding share capital.

In all other respects Netia's press release dated August 29, 2003 on changes in ownership of Netia's shares by major shareholder remains unchanged.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:    Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     -or-
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44(0)20-7936-0400
                                                     -or-
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     +1-212-889-4350


NETIA'S SHARE CAPITAL AS OF SEPTEMBER 1, 2003

WARSAW, Poland - September 8, 2003 - Netia S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced its share capital has increased in connection with the exercise of certain warrants issued by Netia.

I.         SHARE CAPITAL.

As of September 1, 2003, Netia's issued and outstanding share capital was PLN 344,279,063 and represented 344,279,063 shares, PLN 1 par value per share, each share giving right to one vote at Netia's general meeting of shareholders.

A motion for the registration of the share capital increase by the Polish court was filed on September 5, 2003.

II.        WARRANTS ISSUED.

As of September 1, 2003, Netia issued 233,851 series J shares pursuant to the exercise of 139,146 two-year subscription warrants and 94,705 three-year subscription warrants by their holders at an issue price of PLN 2.53 per share. Each series J share entitles its holder to one vote at Netia's general meeting of shareholders. Netia's series J shares are publicly traded on the Warsaw Stock Exchange ("WSE") under the same code as all other ordinary shares of Netia i.e. PLNETIA00014.

The subscription warrants were exercised in accordance with Netia's Polish prospectus, dated April 17, 2002, as amended.

III.       OUTSTANDING WARRANTS.

As of September 2, 2003, the following warrants were traded on WSE:

(g) 32,285,075 two-year subscription warrants were traded on WSE under the ticker "NETPPO2, entitling their holders to subscribe for Netia's series J shares by April 29, 2005; and

(h) 32,329,516 three-year subscription warrants were traded on WSE under the ticker "NETPPO3, entitling their holders to subscribe for Netia's series J shares by April 29, 2006.

IV.      UPDATED INFORMATION ON NETIA'S SHARE CAPITAL.

Current information on Netia's share capital increases is constantly updated and made available at the Polish National Depositary for Securities and WSE as well as on Netia's website (www.investor.netia.pl). The share capital as currently registered by the Polish court reflects the status as of July 1, 2003, and will be amended following the consideration of a motion for the share capital increase filed with the court on September 5, 2003.

Share capital increases in connection with the exercise of Netia's outstanding warrants will be announced both in Poland and in the U.S. in the form of a press release once a month by the 8th day of each month, and, in addition, each time in the event of an exercise of warrants constituting 5% or more of all warrants issued by Netia.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                         Contact:   Anna Kuchnio (IR)
                                                    +48-22-330-2061
                                                    Jolanta Ciesielska (Media)
                                                    +48-22-330-2407
                                                    Netia
                                                    -or-
                                                    Mark Walter
                                                    Taylor Rafferty, London
                                                    +44(0)20-7936-0400
                                                    -or-
                                                    Abbas Qasim
                                                    Taylor Rafferty, New York
                                                    +1-212-889-4350


THE RATIONALE FOR MERGER BETWEEN NETIA AND ITS SUBSIDIARIES
-----------------------------------------------------------

WARSAW, Poland - September 15, 2003 - Netia S.A. ("Netia" or the "Company") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services today announced the rationale for its merger with Netia's subsidiaries, in connection with the ongoing process of internal consolidation of the Netia group companies (the "Netia Group"). The following announcement is made in accordance with the requirements of the Polish law and follows the announcement of terms of the Company's merger with its subsidiaries (the "Consolidation Plan") on July 22, 2003.


                        REPORT BY THE MANAGEMENT BOARD OF
                                   NETIA S.A.
  PROVIDING THE RATIONALE FOR THE COMPANY'S CONSOLIDATION WITH ITS SUBSIDIARIES


This Report by the Company's Management Board is prepared pursuant to Art. 501 of the Polish Commercial Companies Code (the "Code") in connection with a contemplated consolidation by transferring all assets of the following companies (the "Merging Companies") to Netia, the surviving entity, to be effected in accordance with the Consolidation Plan:

Netia Telekom S.A.
Netia South Sp. z o.o.
Netia Telekom Mazowsze S.A.
Netia Telekom Warszawa S.A.
Netia Telekom Modlin S.A.
Netia Telekom Lublin S.A.
Netia Telekom Ostrowiec S.A.
Netia Telekom aewidnik S.A.
Netia Telekom Torun S.A.
Netia Telekom W(3)oc(3)awek S.A.
Netia Telekom Kalisz S.A.
Netia Telekom Pi(3)a Sp. z o.o.
Netia Telekom Silesia S.A.
Netia Telekom Telmedia S.A.
Optimus Inwest S.A.
Netia Network S.A.
Telekom Building Sp. z o.o.
Netia 1 Sp. z o.o.
Telko Sp. z o.o.

1.         RATIONALE

The main rationale justifying the Company's consolidation with the Merging Companies is to optimize the utilization of the assets concentrated in the Netia Group in order to maximize economic results. The simplification of the Netia Group's structure by merging Netia's wholly owned subsidiaries into Netia is further justified by the intention of making the Netia Group management more efficient and increase the efficiency of its consolidated entities.

2.         LEGAL GROUNDS FOR THE CONSOLIDATION

The consolidation shall be carried out in accordance with Art. 492 ss.1 point 1 of the Code, in connection with Art. 515 ss.1 of the Code, by way of transferring all assets of the Merging Companies to Netia without increasing Netia's share capital, without any conversion of shares and without amending Netia's Statute. As at the date of this report, Netia owns 100% of the share capital of all Merging Companies.

3.         ECONOMIC GROUNDS

The existing organizational structure of the Netia Group is based on the multi-entity holding structure controlled by Netia S.A. Such structure was justified historically as it was a consequence of the previous telecommunications law, which prevented the concentration of multiple licenses by one entity. Presently, under amended telecommunications law it is no longer necessary to create complex holding structures in order to conduct licensed telecommunications activities. The Netia Group conducts its activities as a functional whole and the existence of individual companies is dependent upon their close mutual cooperation.

The contemplated consolidation was preceded by a debt restructuring of the Netia Group as well as changes in the ownership structure of the entities operating within the group through the buy-out of minority shareholders of Netia's subsidiaries and the transfer to Netia of shares in companies indirectly controlled by Netia.

Further simplification of the Netia Group structure will result in increased efficiency of the management of Netia Group's policy and operations as well as the management of its resources. The Netia Group's internal consolidation will help increase profitability, reduce general management and financial costs, and increase competitiveness. Efficient management, concentrated assets and simplified structure will result in the strengthening of the Company's position in the market. The contemplated transparent organizational structure will also help increase the Company's value, thus protecting the best interests of the Company's shareholders.

4.         CONVERSION RATE FOR THE SHARES

Netia's consolidation with the Merging Subsidiaries will be effected without any increase in Netia's share capital, without any conversion of shares and without any amendments to Netia's Statute. In view of the foregoing, the determination of a conversion rate for the shares is unnecessary.


Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on June 27, 2003, its Current Report on Form 6-K filed with the Commission on June 30, 2003 and its Current Report on Form 6-K filed with the Commission on August 8, 2003 and a current report dated August 13, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

Press Release issued only in Poland on August 26, 2003


THE DATES ON WHICH THE POLISH ARRANGEMENT PROCEEDINGS OF NETIA S.A. BECAME FINAL AND UNAPPEALABLE.

The Management Board of Netia S.A. ("Netia") repeats the information previously made public in connection with the financial restructuring of the Netia group with respect to the dates on which the Polish arrangement proceedings of Netia became final and unappealable.

- The court's decision dated August 9, 2002, approving the arrangement plan for Netia S.A. became final and unappealable on December 3, 2002.

- The court's decision dated December 4, 2002, approving the arrangement plan for Netia South Sp. z o.o., a subsidiary of Netia, became final and unappealable on December 19, 2002.

- The court's decision dated June 25, 2002, approving the arrangement plan for Netia Telekom S.A., a subsidiary of Netia, became final and unappealable on January 2, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Date:  September 23, 2003



                                             NETIA S.A.



                                             By:  /S/ WOJCIECH MADALSKI
                                                  ------------------------------
                                             Name:  Wojciech Madalski
                                             Title: President of the Company




                                             By:  /S/ ZBIGNIEW LAPINSKI
                                                  ------------------------------
                                                  Name: Zbigniew Lapinski
                                                  Title: Chief Financial Officer